SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          DYNAMIC MATERIALS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    267888105
                                 (CUSIP Number)

                                 Michel Philippe
                                      SNPE
                                12, Quai Henri IV
                          75181 Paris Cedex 04, France
                               011-33-1-4804-6554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                          Pierre F. de Ravel d'Esclapon
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                             New York, NY 10019-5389
                                 (212) 424-8000

                                December 22, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note:  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

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CUSIP No.    267888105                13D                  Page  2  of  4  Pages
          ---------------                                       ---    ---
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nobel Explosifs France ("NEF")
     IRS Employer Identification No.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [_]
                                         Not applicable.   (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                              [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEF is a French corporation.
--------------------------------------------------------------------------------
     NUMBER OF                 7        SOLE VOTING POWER

     SHARES                             0
                               -------------------------------------------------
     BENEFICIALLY              8        SHARED VOTING POWER

     OWNED BY                           0
                               -------------------------------------------------
     EACH                      9        SOLE DISPOSITIVE POWER

     REPORTING                          0
                               -------------------------------------------------
     PERSON                    10       SHARED DISPOSITIVE POWER

     WITH                               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.    267888105                13D                  Page  3  of  4  Pages
          ---------------                                       ---    ---
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SNPE ("SNPE") IRS Employer Identification No.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [_]
                                         Not applicable.   (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                              [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SNPE is a French corporation wholly owned by the government of France.
--------------------------------------------------------------------------------
     NUMBER OF                 7        SOLE VOTING POWER

     SHARES                             0
                               -------------------------------------------------
     BENEFICIALLY              8        SHARED VOTING POWER

     OWNED BY                           0
                               -------------------------------------------------
     EACH                      9        SOLE DISPOSITIVE POWER

     REPORTING                          0
                               -------------------------------------------------
     PERSON                    10       SHARED DISPOSITIVE POWER

     WITH                               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.    267888105                13D                  Page  4  of  4  Pages
          ---------------                                       ---    ---
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Item 1. Security and Issuer

     This Amendment No. 2 ("Amendment No. 2") to the Schedule 13D originally filed by Nobel Explosifs France ("NEF") and La Societe Nationale des Poudres et Explosifs ("SNPE," and now known exclusively as "SNPE") relates to the Common Stock, $.05 par value (the "DMC Common Stock"), of Dynamic Materials Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 551 Aspen Ridge Drive, Lafayette, Colorado 80026. This Amendment No. 2 is being filed to reflect certain changes to Item 5.

Item 5. Interest in Securities of the Issuer

     On December 22, 1999, NEF sold all of the Issuer's common stock that it owned, 406,400 shares, to SNPE, Inc., a United States based subsidiary of SNPE, for internal accounting purposes. As of that date, NEF ceased to be a five percent beneficial owner of the Issuer, and SNPE ceased to be a five percent beneficial owner of the Issuer through the holdings of NEF. Through the holdings of SNPE, Inc., SNPE will be a five percent beneficial owner of the issuer, which is being reported in a simultaneously filed Schedule 13D which includes SNPE.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  December 30, 1999

                             NOBEL EXPLOSIFS FRANCE


                             By:      /s/  Bernard Hueber
                             Bernard Hueber
                             Chairman of the Board and Chief Executive Officer



                             SNPE


                             By:      /s/  Michel Philippe
                             Michel Philippe
                             Senior Vice-President Finance and Legal Affairs



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